

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 26, 2007

via U.S. mail and facsimile

Mr. Barry C. Safrit
Vice President and Chief Financial Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **RE: Bassett Furniture Industries, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 26, 2005**
> **Filed January 30, 2006**
> **File No. 000-00209**

Dear Mr. Safrit:

We have completed our review of this filing and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah, Assistant Chief Accountant, at (202) 551-3255, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief